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                              April 30, 2024

       Lee Bienstock
       Chief Executive Officer
       DocGo Inc.
       35 West 35th Street, Floor 6
       New York, New York 10001

                                                        Re: DocGo Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 28,
2024
                                                            Form 8-K dated
February 28, 2024
                                                            File No. 001-39618

       Dear Lee Bienstock:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Consolidated Financial Statements
       Accounts Receivable, page F-16

   1. Please clarify for us your accounting and disclosure under ASC 326-20-50-10, 50-11 and
                                                        50-13. In this regard,
both ASC 326-20-50-11 and 50-13 require disclosure by portfolio segment, which is "the
level at which an entity develops and documents a systematic methodology to
determine its allowance for credit losses." We note your customers include large
municipalities which might not share risk characteristics with other types of customers when
measuring credit losses. Refer to ASC 326-20-15-2(a)(3) regarding the scope of the Subtopic
and ASC 326-20-30-2 and 55-5 for further guidance. Also refer to
                                                        ASC 606-10-32-14 and
ASC 606-10-32-42 through 32-45 for changes in the transaction price that impact
revenue but are not recorded as credit losses. Please provide us any revised disclosure for
future filings.
 Lee Bienstock
FirstName
DocGo Inc.LastNameLee Bienstock
Comapany
April       NameDocGo Inc.
       30, 2024
April 230, 2024 Page 2
Page
FirstName LastName



Revenue Recognition, page F-18

2. We note that revenues are recorded net of estimated contractual allowances for claims subject to contracts with responsible paying entities and that you estimate contractual allowances at the time of billing based on contractual terms, historical collections or other arrangements. Please clarify which arrangements contain variable consideration and whether the estimate of variable consideration is typically constrained, as set forth in ASC
         606-10-50-12(b). In addition, ASC 606-10-50-1(b) sets forth that an entity shall disclose qualitative and quantitative information about the significant judgments, and changes in the judgments, made in applying the guidance in ASC 606, to enable users of financial statements to understand, in part, the amount and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606-10-50-17(b) sets forth, in part, that an entity shall disclose and explain the judgments that significantly affect the determination of the amount of revenue and ASC 606-10-50-20 sets forth, in part, that an entity shall disclose information about the methods, inputs, and assumptions in determining the transaction price. Your disclosure does not appear to fully address the disclosure requirements as it appears to not include fact-specific details. Please revise your disclosure in future filings to address the referenced disclosure requirements. Please provide us any revised disclosure that you will include in future filings.
3. We note you disaggregate revenue into the United States and United Kingdom geographic markets, as well as into the Mobile Health Services and Transportation Services major segments / services lines. Please provide us your evaluation of ASC 606-10-50-5 and 55-
         89 through 55-91. In this regard, for example, we note references in your filing to municipal customers and references in an investor presentation to contract terms that tend to be one year with auto renew feature for municipal contracts, 2-3 years for state programs and 3+ years for federal contracts. We also note in the investor presentation disaggregation of revenues for government, hospitals, payers and events. On page 25 you set forth that "DocGo ultimately bills a number of different payors, including private insurance, Medicare and Medicaid, the healthcare provider or facility and self-pay patients." On page F-19 we note your reference to ancillary services, such as shelter. In light of these possibly different types of categories and the examples in ASC 606-10-55-
         91, please explain to us how you evaluated your facts and circumstances when selecting the type of category (or categories) to use to disaggregate revenue. Lee Bienstock
DocGo Inc.
April 30, 2024
Page 3


Form 8-K dated February 28, 2024

Ex-99.1

4. We note you present gross margin in your earning release and that it excludes depreciation and amortization. Since the measure excludes depreciation and amortization, it appears to be a non-GAAP measure. In future filings, please revise the description of your measure to adjusted gross margin and provide the disclosures required by Item 10(e)(1)(i) of
         Regulation S-K.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 with any questions.



                                                             Sincerely,
FirstName LastNameLee Bienstock
                                                             Division of
Corporation Finance
Comapany NameDocGo Inc.
                                                             Office of
Industrial Applications and
April 30, 2024 Page 3                                        Services
FirstName LastName